UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2019

Commission File Number: 001-38475

ASLAN PHARMACEUTICALS LIMITED

(Translation of registrant’s name into English)

ASLAN Pharmaceuticals Limited

83 Clemenceau Avenue

#12-03 UE Square

Singapore 239920

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to License Agreement

As previously disclosed, on May 12, 2014, we entered into a license agreement with CSL Limited (“CSL”), pursuant to which we obtained an exclusive, worldwide license to certain patents, know-how and other intellectual property owned or controlled by CSL related to CSL’s anti-IL13 receptor monoclonal antibody, CSL334, which we refer to as ASLAN004, and antigen binding fragments thereof. Under the agreement, we have the exclusive right to develop ASLAN004 products through clinical proof of concept for the treatment, diagnosis or prevention of diseases or conditions in humans.

On September 18, 2018, we amended the license agreement with CSL, primarily to change the focus of the development program from asthma to atopic dermatitis (the “Amendment”).

The foregoing description of the Amendment is not a complete description of all terms and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Exhibits

Exhibit Number	Exhibit Description

10.1*	Amendment Agreement No. 1 to Licence Agreement, by and between CSL Limited and ASLAN Pharmaceuticals Pte. Ltd., dated September 18, 2018.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASLAN PHARMACEUTICALS LIMITED

Date: January 9, 2019	By:	/s/ Kiran Kumar Asarpota
Name: Kiran Kumar Asarpota
Title: VP Finance